COHEN & STEERS

EXEMPTION REPORT

Cohen & Steers Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (§240.17a-5, Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from §240.15c3-3 pursuant to 15c3-3(k)(1) and (k)(2)(i) (the exemption provisions) and (2) the Company met the exemption provisions throughout the year ended December 31, 2019 without exception.

Francis C. Poli
President

February 28, 2020



Matthew S. Stadler
Chief Financial Officer

February 28, 2020